May 3, 2012

VIA EDGAR AND FEDERAL EXPRESS

Michael R. Clampitt
Senior Counsel, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
WikiLoan, Inc.
Form 8-K
Filed February 14, 2012
Schedule 14C
Filed August 5, 2011
Form 10-Q for the Quarterly Periods Ended
July 31, 2011 and October 31, 2011
Filed September 19, 2011 and December 15, 2011
Form 10-K for the Fiscal Years Ended
January 31, 2009, January 31, 2010 and January 31, 2011
Filed April 17, 2009, May 17, 2010 and May 11, 2011
File No. 033-26828

Dear Mr. Clampitt:

We hereby submit the responses of The Wiki Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated March 20, 2012, to Mr. Edward C. DeFeudis, the President and Chief Financial Officer of the Company, in regard to the above-referenced SEC Filings.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note that in the recent press release dated February 21, 2012 you state your belief that "revenue could reach $25 million in the first year, and revenue in subsequent years should be in excess of $100 million per year" as a result of your entry into a distribution agreement with Prouty Company LLC. Please tell us your basis for this statement.

Company Response: The Company made these statements based on Prouty Company LLC’s (“Prouty”) existing Domestic and International Agent, Strategic Partners and Dealer base. Additionally, the statements are based on Prouty Company LLC’s current projects and implementations involving large retail distributors (with over 4,000 distributors) and a new cable TV station to be launched in May. Prouty is also implementing debit card programs in Mexico, which are comprised of over 60 million users/cardholders, and plans to implement WikiPay and WikiLoan functionality into its programs.

2.
Please tell us whether any of the Company's directors, officers or related persons has sold any securities of the Company within the past three years. If so, please supplementally provide us with the dates of and details, including whether such sales were private or public, regarding the terms and conditions of such transactions.

Company Response: Please see the Form 4’s that the Company has filed with the SEC on behalf of Edward C. DeFeudis, Spider Investments, LLC, Lion Equity Holding Corp, and Situation X, LLC.

Form 8-K filed February 14, 2012

3.
You state that an investment banking firm provided the Company a fairness opinion that the merger consideration is fair to the Company from a financial point of view. However, the fairness opinion, attached as Exhibit A to the Merger Agreement, opines as to the valuation of the post merged WikiLoan and WikiPay Company rather than the fairness of the merger consideration, as described in the Form 8-K. Please reconcile this discrepancy by revising your disclosure in the Form 8-K or filing a revised fairness opinion, as appropriate.

Company Response: We have revised the disclosure in the Form 8-K referenced above and filed an Amendment No.1 to Form 8-K on May 3, 2012 to disclose that the fairness opinion opines to the valuation of the post merged WikiLoan and WikiPay Company rather than the fairness of the merger consideration.

4.
You disclose that "[c]ertain officers and directors of WikiPay are affiliates of the Company."  Please revise to quantify the amount of each class of equity securities of WikiPay beneficially owned by such affiliates.

Company Response: We have revised the disclosure in the Form 8-K referenced above and filed an Amendment No.1 to Form 8-K on May 3, 2012 to quantify the amount of each class of equity securities of WikiPay beneficially owned by affiliates of the Company.

5.	Please tell us whether you will file a proxy statement, or alternatively an information statement, with the Commission in connection with the Merger Agreement.

Company Response: We will not be filing a proxy statement, or alternatively an information statement, as we are not a reporting company under Section 12 of the Securities Exchange Act of 1934.

Preliminary Information Statement on Schedule 14C filed August 5, 2011

6.
We note that on August 5, 2011, you filed a Preliminary Information Statement with the Commission. Please tell us why you did not file the related Definitive Information Statement as required by Rule 14c-5 of the Securities Exchange Act of 1934.

Company Response: Following the filing of our Preliminary Information Statement, we were contacted by Matt McNair from the Staff and told that since we are not a reporting company under Section 12 of the Securities Exchange Act of 1934, there was no need to file a Definitive Information Statement as the initial filing was necessary. We were told that there was no need to withdraw the initial filing either.

7.
With respect to the persons beneficially owning more than five percent of the outstanding shares of common stock, as identified in the security ownership table on page 5 of the Schedule 14C, please supplementally provide us with the dates of and details regarding the terms and conditions of the transactions pursuant to which each of such persons acquired its shares of common stock.  Please also provide us with disclosure to identify the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by each entity listed in the table.

Company Response: As we are not a reporting company under Section 12 of the Securities Exchange Act of 1934, we have been advised by the Staff that there is no need to revise the Schedule 14C.

Form 10-Q for the Quarterly Periods Ended July 31, 2011 and October 31, 2011 filed September 19, 2011 and December 15, 2011

8.
We note that you issued common shares on June 28, 2011 and during the second quarter 2011, respectively, to certain advisors and/or consultants, as described in Note 5 to the financial statements in the Form 10-Q filed September 19, 2011. Please provide us supplementally and revise future filings to identify such persons.

Company Response: On June 28, 2011, we issued 500,000 shares to Peter Berger, pursuant to a consulting agreement we entered into on January 7, 2011, and 4,200,000 shares to Ali Fakhari, pursuant to a consulting agreement we entered into on May 4, 2011. The shares issued reflect the Company’s 1 for 10 forward stock split that was effective as of May 4, 2011. Both consulting agreements referenced share amounts to be issued on a pre-split basis.

During the second quarter of 2011, we issued an aggregate of 8,030,953 shares to Wendy Paskin-Jordan and Bashir Wada, pursuant to a consulting agreement we entered into on August 2, 2010. The shares issued reflect the Company’s 1 for 10 forward stock split that was effective as of May 4, 2011. Both consulting agreements referenced share amounts to be issued on a pre-split basis.

We will revise our future filings to identify such persons.

Form 10-K for the Fiscal Years Ended January 31, 2009, January 31, 2010 and January 31, 2011, filed April 17, 2009, Mav 17, 2010 and May 11, 2011

9.
The Form 10-Ks filed for each of the prior three fiscal years indicate that your common stock is registered under Section 12(g) of the Securities Exchange Act of 1934.  Please tell us when and by what means your common stock was so registered.

Company Response: Reference to our common stock being registered under Section 12(g) of the Securities Exchange Act of 1934 is a mistake. We recognize that our common stock is not registered under Section 12(g) and will make sure that our future filings correctly reflect that.

10.
You have included on the facing page of the above-referenced Form 10-Ks the file number 000-51879 when the file number currently assigned to you in EDGAR is 033-26828. Please confirm your understanding regarding your current Commission file number and confirm that you will use the correct file number when filing reports on Form 10-K in the future.  Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Company Response: We were contacted in August 2011 by Matt McNair from the Staff to inform us of the incorrect file number on the above referenced Form 10-K’s.  We confirm that 033-26828 is our correct file number and have used it on all filings since August 2011 and will continue to do so in our future filings.

11.
We note that you issued common shares to certain advisors and/or consultants, as described in Note 9 to the financial statements in the Form 10-K filed May 11, 2011. Please provide us supplementally and revise future filings to identify such persons.  In addition, supplementally provide us with a list of all issuances to consultants and/or advisors in the last 3 years, including the person/entity, the number issued and date(s) and whether the person/entity still holds those shares.

Company Response: On October 13, 2010, we issued 2,000,000 shares to Hansel Capital Inc., pursuant to a consulting agreement we entered into on March 11, 2010.

On October 13, 2010 we issued 20,000 shares to Kyan Kraus, pursuant to a consulting agreement we entered into on August 5, 2010.

On November 29, 2010 we issued 40,000 shares to Ronald Kaufman, pursuant to a consulting agreement we entered into on November 28, 2010.

Included with the hard copy of this letter that we are sending to the Staff, we have attached with a list of all issuances to consultants and/or advisors in the last 3 years, including the person/entity, the number issued and date(s) and whether the person/entity still holds those shares.

We will revise our future filings to identify such persons.

Exhibits

12.	Please provide us supplementally and revise future filings to file as exhibits the:

•
agreement dated September 2, 2011 pursuant to which the Company issued 2,000,000 restricted shares of common stock to Karolus Maximus Kapital SA, as described in Part II. Item 2 of the Form 10-Q filed December 15, 2011; and

•
agreements pursuant to which the Company issued common shares to (i) the advisors and/or consultants described in Note 9 to the financial statements in the Form 10-K filed May 11, 2011 and (ii) certain advisors and/or consultants on June 28, 2011 and during the second quarter 2011, as described in Note 5 to the financial statements in the Form 10-Q filed September 19, 2011.

Company Response: Included with the hard copy of this letter that we are sending to the Staff, we have attached the agreement dated September 2, 2011 pursuant to which the Company issued 2,000,000 restricted shares of common stock to Karolus Maximus Kapital SA, as described in Part II. Item 2 of the Form 10-Q filed December 15, 2011 and agreements pursuant to which the Company issued common shares to (i) the advisors and/or consultants described in Note 9 to the financial statements in the Form 10-K filed May 11, 2011 and (ii) certain advisors and/or consultants on June 28, 2011 and during the second quarter 2011, as described in Note 5 to the financial statements in the Form 10-Q filed September 19, 2011.

We will revise future filings to file these agreements as exhibits.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

The Wiki Group, Inc.

By:	/s/ Edward C. DeFeudis
Edward C. DeFeudis President and Chief Financial Officer